Filed by BioSante Pharmaceuticals, Inc.
Pursuant to Rule 425 under the
Securities Act of 1933 and deemed filed
pursuant to Rule 14a-6 under the
Securities Exchange Act of 1934
Subject Company: BioSante Pharmaceuticals, Inc.
Commission File No.: 001-31812

The following are slides to be used in a presentation by BioSante Pharmaceuticals, Inc. on October 10, 2012:

Forward-Looking Statements

This communication contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 about BioSante and ANIP Acquisition Company d/b/a ANI Pharmaceuticals, Inc. (ANI). Such statements include, but are not limited to, statements about the proposed transaction between BioSante and ANI, the terms, timing, conditions to and anticipated completion of the proposed transaction, the expected ownership of the combined company and the composition of the combined company’s board of directors and management team; the anticipated distribution to BioSante stockholders of contingent value rights (CVRs) immediately prior to the merger and the terms, timing and value of such CVRs, the potential benefits of the proposed transaction to the BioSante and ANI stockholders, the combined company’s plans, objectives, expectations and intentions with respect to future operations and products, the anticipated financial position, operating results and growth prospects of the combined company and other statements that are not historical in nature, particularly those that utilize terminology such as “will,” “plans,” “possibility,” “potential,” “future,” “expects,” “believes,” “intends,” “continue,” “expects,” other words of similar meaning, derivations of such words and the use of future dates. Forward-looking statements by their nature address matters that are, to different degrees, uncertain. Uncertainties and risks may cause BioSante’s and the combined company’s actual results to be materially different than those expressed in or implied by such forward-looking statements. Particular uncertainties and risks include, among others, the failure of the BioSante or ANI stockholders to approve the transaction, the risk that BioSante’s net cash at closing will be lower than currently anticipated or the failure of either party to meet the other conditions to the closing of the transaction; delays in completing the transaction and the risk that the transaction may not be completed at all; the failure to realize the anticipated benefits from the transaction or delay in realization thereof; the businesses of BioSante and ANI may not be combined successfully, or such combination may take longer, be more difficult, time-consuming or costly to accomplish than expected; operating costs and business disruption during the pendency of and following the transaction, including adverse effects on employee retention and on business relationships with third parties; the risk that the CVRs may not be distributed prior to the completion of the merger or at all or may not be paid out or result in any value to BioSante’s stockholders; general business and economic conditions; the combined company’s need for and ability to obtain additional financing; the difficulty of developing pharmaceutical products, obtaining regulatory and other approvals and achieving market acceptance; the marketing success of BioSante’s and the combined company’s licensees or sublicensees.  More detailed information on these and additional factors that could affect BioSante’s actual results are described in BioSante’s filings with the Securities and Exchange Commission, including its most recent quarterly report on Form 10-Q.  All forward-looking statements herein speak only as of the date hereof and are based on BioSante´s current beliefs and expectations. BioSante undertakes no obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

Important Additional Information for Investors and Stockholders

This communication is being made in respect of the proposed merger between BioSante and ANI and related matters involving BioSante and ANI.  In connection with the proposed transaction, BioSante intends to file with the SEC a registration statement on Form S-4, containing a joint proxy statement/prospectus and other relevant materials and BioSante plans to file with the SEC other documents regarding the proposed transaction.  The final joint proxy statement/prospectus will be mailed to the stockholders of BioSante and ANI.  Investors and security holders are urged to read the joint proxy statement/prospectus (including any amendments or supplements) and other documents filed with the SEC carefully in their entirety when they become available because they will contain important information about BioSante, ANI and the proposed transaction.

Investors and security holders will be able to obtain free copies of the registration statement and the joint proxy statement/prospectus (when available) and other documents filed with the SEC by BioSante at the SEC’s web site at www.sec.gov.  Free copies of the registration statement and the joint proxy statement/prospectus (when available) and other documents filed with the SEC also can be obtained by directing a request to BioSante, Attention: Investor Relations, telephone: (847) 478-0500.  In addition, investors and security holders may access copies of the documents filed with the SEC by BioSante on BioSante’s website at www.biosantepharma.com.

BioSante and its directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction described in this release.  Information regarding BioSante’s directors and executive officers is available in BioSante’s annual report on Form 10-K for the year ended December 31, 2011, which was filed with the SEC on March 13, 2012 and BioSante’s definitive proxy statement for its 2012 annual meeting of stockholders, which was filed with the SEC on April 9, 2012.  If and to the extent that any of the BioSante participants will receive any additional benefits in connection with the proposed transaction that are unknown as of the date of this release, the details of those benefits will be described in the definitive joint proxy statement/prospectus relating to the proposed transaction.  Investors and stockholders can obtain more detailed information regarding the direct and indirect interests of BioSante’s directors and executive officers in the proposed transaction by reading the definitive joint proxy statement/prospectus when it becomes available.

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2 This presentation contains forward-looking statements under the Private Securities Litigation Reform Act of 1995. Such statements can be identified by words such as “will,” “continue,” “could,” “believes,” “intends,” “expects,” “estimates,” “anticipates,” “plans,” “may,” “potential,” “projected,” other words of similar meaning, derivations of such words and the use of future dates. Forward-looking statements by their nature address matters that are, to different degrees, uncertain. Uncertainties and risks may cause BioSante’s actual results to be materially different than those expressed in or implied by BioSante’s forward-looking statements. For BioSante, particular uncertainties and risks include, among others, risks relating to BioSante’s proposed merger with ANI as described in more detail in BioSante’s current report on Form 8-K as filed with the SEC on October 4, 2012, the difficulty of developing pharmaceutical products, obtaining regulatory and other approvals and achieving market acceptance; the uncertainties of clinical testing, the marketing success of BioSante's licensees or sublicensees and BioSante’s future revenues, if any, from its licensees and sublicensees; uncertainties relating to the future and costs of BioSante’s product development programs and its need for and ability to obtain additional financing. More detailed information on these and additional factors that could affect BioSante’s actual results are described in BioSante’s filings with the SEC, including its most recent quarterly report on Form 10-Q. All forward-looking statements in this presentation speak only as of the date of this presentation and are based on BioSante’s current beliefs and expectations. BioSante undertakes no obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise. Cautionary Note Regarding Forward-Looking Statements

3 Specialty pharmaceutical company focused on: Product development of high value medically-needed products Continual review of current and potential pipeline products through licensing and mergers and acquisitions Products in development LibiGel® Phase III development for the treatment of female sexual dysfunction (FSD) in menopausal women* GVAX Cancer Immunotherapies 17 Phase I and Phase II clinical trials Pill-Plus™ Oral contraceptive in Phase II development; licensed to Pantarhei Approved products Testosterone Gel for Men – FDA-approved for male testosterone deficiency; licensed to Teva; Launch date undisclosed Elestrin™ - FDA-approved product for hot flashes; marketed by Jazz Pharmaceuticals BioSante Investment Highlights * Specifically, for the treatment of hypoactive sexual desire disorder (HSDD) in surgically menopausal women

On October 4, 2012 BioSante announced signing of a Definitive Merger Agreement with ANI Pharmaceuticals, Inc. Combined Company Will Focus on Specialty Branded and Generic Pharmaceutical Product Development, Manufacturing and Sales BioSante will be the continuing company to be renamed ANI Pharmaceuticals, Inc. BioSante will own 47% and ANI will own 53%, subject to certain adjustments BioSante stockholders will receive a Contingent Value Right (CVR) to 66% of potential cash income from LibiGel, of up to $40 million ANI management will lead the merged company A seven member board will have two directors from BioSante and four directors from ANI plus the CEO Closing is expected to occur in Q1 2013 BioSante Merger Agreement 4

5 LibiGel® (testosterone gel) The Pill Plus™ (birth control with androgen) GVAX Cancer Vaccines Early Human Clinical Late Human Clinical FDA Approval / Licensees Pre- Clinical Product TEVA Non-Partnered Johns Hopkins Aduro BioTech Hussman Foundation Pantarhei (oral use) Non-Partnered (TD* use) Elestrin™ (estradiol gel) Various Cancers Contraception Male hypogonadism Indication Menopausal Symptoms Product Portfolio Female sexual dysfunction (FSD) * TD = transdermal. Jazz Pharmaceuticals Testosterone Gel for Men

6 LibiGel® (testosterone gel for women) * SPA = Special Protocol Assessment. Indication: Hypoactive Sexual Desire Disorder in post-menopausal women Symptoms: Lack of sexual desire and low sexual activity - Two Phase III efficacy trials to be conducted - Protocol in development - Seeking SPA agreement prior to initiation - Cardiovascular safety study concluded - Enrollment completed: 3,656 women randomized - Average exposure of over 24 months per woman with a range of one to four years - Over 7,350 women-years of exposure to date - BioSante remains blinded to all safety data Status:

7 LibiGel® Efficacy Trials Two Phase III efficacy trials complete – December 2011 Placebo effect was greater than expected Currently designing two new LibiGel® efficacy trials Objective is to minimize placebo response seen in previous trials Six-month, randomized, double-blind, placebo-controlled trials Approximately 500 subjects in each trial Co-primary endpoints: Increase in total number of satisfying sexual events, and Change in the mean desire Secondary endpoint: Decrease in distress associated with low desire Seeking SPA prior to initiation 1. 2.

Proposed LibiGel Phase III Efficacy Trial Key Protocol Modifications Item Previous Phase III Trials Proposed Phase III Trials 1. Diary a) Satisfying sexual events (SSEs) b) Sexual desire c) Privacy of reporting Daily diary reporting Daily diary reporting Discussed at site; copy at home Weekly reporting Monthly reporting Assure privacy, “for her eyes only” 2. Subject study site visits a) Interaction b) Length Standard interaction to ensure compliance and minimize dropouts All procedures every visit Minimize therapeutic effect of study visits: scripted visits; No “white coats” Limited procedures/ limited time 3. SSEs at baseline (four weeks) Minimum of one; no maximum Minimum of one; maximum of four

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# LibiGel® Safety Study

- **Primary safety outcome — the combined incidence of predefined cardiovascular (CV) events, including CV death, myocardial infarction and stroke**

- **At study conclusion (announced 9/4/2012):**
  - **3,656 women enrolled in study; over 7,350 subject years of exposure**
  - **Average months of exposure per woman= 24.5 months (range of 12-48 months)**
    - FDA stated that a minimum average exposure of 12 months would be required for an NDA submission and potential approval
  - **53 adjudicated CV events → rate of ~0.72%***
    - (lower than anticipated)
  - **27 breast cancers reported → rate of ~0.37%***
    - (similar to menopausal women of same age)

- **Independent Data Monitoring Committee**
  - Nine un-blinded reviews conducted with no safety issues raised

** Per the latest independent Data Monitoring Committee (DMC) review as of August 24,2012*

BioSante Pharmaceuticals

10 GVAX Cancer Immunotherapies BioSante maintains a portfolio of cancer vaccines in Phase I and Phase II clinical trials, at minimal cost to the Company Johns Hopkins Sidney Kimmel Comprehensive Cancer Center Aduro BioSciences John P Hussman Foundation Several cancer types are being studied Pancreatic cancer: Orphan Drug Designation Melanoma: Orphan Drug Designation Leukemia Chronic myeloid: Orphan Drug Designation Acute myeloid: Orphan Drug Designation Prostate cancer Breast cancer Multiple myeloma Colon

11 GVAX Cancer Immunotherapy Pipeline PHASE 1 PHASE 2 PHASE 3 PANCREATIC CANCER LEUKEMIA (AML & CML) MYELOMA BREAST CANCER PROSTATE CANCER COLORECTAL CANCER MELANOMA

12 GVAX Immunotherapy Program Status Aduro BioTech sequential administration of two cancer vaccines: Aduro’s CRS-207 vaccine and BioSante’s GVAX Pancreas Cancer Immunotherapy Trial initiated-target 90 patients Hussman Foundation committed to $10.9 million in funding for Phase I & II trials for BioSante’s GVAX Melanoma Immunotherapy GVAX administered alone or in combination with cyclophosphamide in subjects with surgically resected at-risk melanoma Trial initiated-target 19 patients 17 Phase I/II trials in progress (funded by others)

Phase 2 Clinical Trial in Pancreatic Cancer Multi-Center, Open-label, Randomized, Controlled Subjects with metastatic pancreatic cancer; failed or refused chemotherapy R Cy/GVAX CRS-207 Arm A, n=60 Arm B, n=30 Primary objective: to compare overall survival between treatment groups Secondary objectives: safety, immune & clinical responses 2:1 randomization 24 months follow-up 24 months follow-up CONFIDENTIAL, Page 13

# Rationale for Phase 2 Trial

Heterologous prime/boost vaccine regimen administered in the context of an immune-modulatory chemo dosing

- GVAX Pancreas Vaccine and low-dose Cyclophosphamide (Cy)
  - Inactivated whole tumor cell vaccine to prime a broad tumor-specific immune response, including mesothelin-specific T cells
  - Low dose cyclophosphamide (Cytoxan) inhibits T regulatory cell activity and increases the potency of GVAX-based vaccinations
- CRS-207 (live-attenuated *Lm* expressing mesothelin)
  - CRS-207 boosts the GVAX-primed mesothelin-specific CD4+ and CD8+ T cell immunity resulting in enhanced potency (as supported by preclinical data)
- Three advanced pancreatic cancer patients in CRS-207 Phase 1 study who received Cy/GVAX prior to CRS-207 lived an unexpectedly long time.

CONFIDENTIAL, Page 14

ADURO BIOTECH

Phase 2 Clinical Trial Progress 10 clinical sites open and enrolling in U.S. 78 of 90 subjects (87%) enrolled as of 9/20/2012 Interim analysis expected in Q2’2013; final results in Q2’2014 www.clinicaltrials.gov identifier NCT01417000 CONFIDENTIAL, Page 15

 30 patients with previously treated, locally advanced or metastatic pancreatic adenocarcinoma Conclusion Over 60% improvement in Overall Survival *Dung T. Le, et al GVAX Pancreas + Ipilimumab (BMS:Yervoy) Clinical Results* 16 Ipi + GVAX Pancreas Ipi Alone Median monthly overall survival 5.5 months 3.3 months 12 month overall survival 27% 7%  lpi 10mg/kg + GVAX lpi 10 mg/kg log-rank, p= 0.068 median OS = 5.5 vs 3.3 mos 12 mos os = 27% vs 7%

17 Financial Summary (In $USD millions, except share data) Exchange / Ticker NASDAQ: BPAX Outstanding Shares (mm) (as of July 16, 2012) Common Stock 24.3 Warrants(1) 4.9 Options 1.2 Cash and Cash Equivalents (as of June 30, 2012) $42.4 Convertible Notes (as of July 16, 2012)(2) (3) $8.3 Projected (average) Monthly Cash Burn Rate: 2012E $2.5 Notes: Includes 65,211 shares of Class C Special Stock, exchangeable for one share of the Company’s common stock at an exchange price of $15 per share. Due in May 2013. Convertible into an aggregate of approximately .37 million shares of common stock at conversion price of $22.32 per share.

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# BioSante Milestones

| | |
|---|---|
| • **Close merger with ANI Pharma** | Q1 2013 |
| • **LibiGel®** | |
| – Independent DMC 9th review of Phase III Safety Study | Q3 2012 |
| – Safety study conclusion | Q3 2012 |
| – Attain FDA-SPA agreement for new efficacy trials | Q1 2013 |
| • **Cancer Vaccines** | |
| – 17 Phase I & II clinical trials | Ongoing |
| • **Testosterone gel for men** | |
| – NDA approved | February, 2012 |
| – Product launch | To be announced |
| • **The Pill Plus™** | |
| – Report additional Phase II results (oral use) | Ongoing |

BioSante Pharmaceuticals

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